# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 05/12/2025
Amends the filing with accession number 0001104659-23-021704
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,733,202; shared voting power 0; sole dispositive power 7,733,202; shared dispositive power 0; aggregate amount beneficially owned 7,733,202 (18.2% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,733,202; shared voting power 0; sole dispositive power 7,733,202; shared dispositive power 0; aggregate amount beneficially owned 7,733,202 (18.2% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,823,277; shared voting power 0; sole dispositive power 7,823,277; shared dispositive power 0; aggregate amount beneficially owned 7,823,277 (18.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023 and amended on March 13, 2023, August 11, 2023 and January 16, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On May 12, 2025, Lynrock Lake Master Fund LP ("Lynrock Fund") purchased 24,576 shares of common stock in open market transactions at prices ranging from $4.97 to $5.24 per share (a weighted-average price of $5.16 per share).

On May 13, 2025, Lynrock Fund purchased 24,576 shares of common stock in open market transactions at prices ranging from $5.23 to $5.49 per share (a weighted-average price of $5.39 per share).

On May 14, 2025, Lynrock Fund purchased 24,576 shares of common stock in open market transactions at prices ranging from $5.26 to $5.42 per share (a weighted-average price of $5.37 per share).

All purchases of the securities described herein were for cash and were funded by working capital of Lynrock Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 42,475,166 shares of the Issuer's common stock outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025 and (ii) with respect to Ms. Paul, 30,198 shares of common stock issuable upon the settlement of restricted stock units within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 7,733,202 shares of common stock held directly by Lynrock Fund; (ii) 59,877 shares of common stock held by Ms. Paul; and (iii) 30,198 shares of common stock issuable upon the settlement of restricted stock units held by Ms. Paul within 60 days. The preceding does not include an aggregate of 19,165 shares of common stock underlying restricted stock unit awards granted to Ms. Paul pursuant to the Issuer's Non-employee Director Compensation Policy. The shares underlying the awards are reported as common stock beneficially owned by Ms. Paul in her reports filed pursuant to Section 16 of the Exchange Act in accordance with applicable provisions of Section 16 of the Securities Exchange Act and SEC staff interpretive positions. However, because the shares underlying the restricted stock unit awards may not be acquired by Ms. Paul within 60 days of the date hereof, they are not considered to be beneficially owned by Ms. Paul for purposes of Section 13 of the Securities Exchange Act and, therefore, are excluded from the shares reported herein as beneficially owned.

Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC (the "General Partner"), the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the common stock directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Statement, filed on February 14, 2023).

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (05/14/2025)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (05/14/2025)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (05/14/2025)